Mail Stop 4561

November 22, 2005

Thornton Donaldson
President, Secretary, Treasurer and Director
Texola Energy Corporation
4425 Cecile St.
Pierrefonds, Quebec, Canada H9K 1N1

Re: **Texola Energy Corporation**
        Preliminary Information Statement on Schedule 14C
        Registration No. 0-513161
        Filed on November 16, 2005

Dear Mr. Donaldson:

        This is to advise you that we have performed a limited review of the Preliminary
Information Statement on Schedule 14C noted above and have the following comments:

1.   Please revise the Information Statement to note the reason for the sale of the Audiyo, Inc.
        shares and to note the consideration you received for those shares.

2.   We note on page 2 that you entered into a Share Exchange Agreement, dated November
        16, 2005, regarding the sale of the Audiyo, Inc. shares. Please revise the Information
        Statement to include a copy of the Share Exchange Agreement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing(s) to be certain that they have provided all information investors require for an
informed decision. Since the company and its management are in possession of all facts relating
to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures
they have made. Additionally, the registrant should provide written acknowledgement of the
following:

   •   The adequacy and accuracy of the disclosure in the filing is the responsibility of the
        registrant.

   •   The registrant acknowledges that staff comment or changes in response to staff
        comment in the proposed disclosure in the preliminary proxy materials do not
        foreclose the Commission from taking any action with respect to the filing.

   •   The registrant also represents that staff comment may not be asserted as a defense in
        any proceeding initiated by the Commission or any person under the federal securities
        laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

All persons who are by statute responsible for the adequacy and accuracy of the information statement are urged to be certain that all information required pursuant to the Securities Exchange Act of 1934 has been included.

If you have any questions, please call David H. Roberts at (202) 551-3856 or the undersigned at (202) 551-3780.

Sincerely,

Karen J. Garnett
Assistant Director